Exhibit 4(c)1

EMPLOYMENT AGREEMENT

Antonio Belloni
Group Chief Operating Officer

Under this employment agreement with LVMH S.A., you are engaged as Group Chief Operating Officer with responsibility for main operational activities all around the world under the following provisions :

The start date of your employment will be no later than June 8, 2001.

I. Termination provisions

If terminated by the company without “cause” or you resign with “good reason”, you would receive an indemnification equal to two years base salary. You would also be permitted to keep all your vested share options and up to two years of unvested share options that have been previously awarded to you.

If you choose to leave the company without “good reason”, you will be eligible to keep your vested share options. If this occurs within the first three years of employment, you will surrender a pro rata portion of the special grant of 300,000 stock options to be received within 120 days of your signing this agreement, but in no case will you surrender more than 200,000 share options. You will also be subject to confidentiality and non-compete provisions of the agreement. You will receive base salary up to the end of your service to the company and prorated target bonus amount up to that date.

You will be subject to customary confidentiality provisions if you leave the company for any reason. If you choose to leave the company, you will be subject to customary non-compete provisions. If you are terminated by the company without cause or you resign for “good reason”, you will not be subject to non-compete provisions.

If you choose to leave the company, you will provide a minimum of six months’ notice.

II. You will be appointed to the LVMH Executive Committee and be eligible for the LVMH Executive Committee Supplemental Retirement Plan.

III. Base Salary

Your base salary will be at the rate of 2,286,000 euros per annum. Salary levels are reviewed each year and any increase granted would normally be effective from January 1.

IV. Annual Incentive Bonus

You would receive an incentive bonus each year based on attainment of previously agreed personal objectives. The objectives would be both based on the financial factors (sales, operating profit, ROCE, cash flow) and non-quantitative matters (organisational, major projects, etc.). A bonus “target” will be set at 75 % of the base salary paid for the year under review. It is anticipated that successful attainment of objectives would result in a bonus amount of no less than the “target” bonus amount. A written performance review will be completed no later than 15th March following the end of the calendar year and resulting bonus amount paid no later than 31st March.

V. Housing Allowance

You will be provided a net after-tax housing allowance of 96,000 euros per year.

VI. LVMH Stock Options

You will be eligible to receive LVMH stock options. Under the Board approved Stock Option Plan, you will vest in options three years after the grant date and may exercise any time from five years after the grant date to ten years after the grant date. The strike price of options awarded is approved by the Board of Directors at the time of the grant, based on the higher of the average market share price for the previous 20 trading days and average purchase price of the shares allocated to the plan.

The specific terms regarding stock options is explained in the share option plan but, in general, the following provisions apply :

In the case of death, your inheritors will have up to six months to exercise all options you will have been granted. If you retire or become permanently disabled, you may exercise your options up until the expiration date of all options you will have been granted.

Based on the proposal to the Board each year, you will receive no less than 200,000 share options beginning in 2003 for the next four years of employment.

VII. Other Benefits

You will receive other benefits consistent with what other senior executives receive including :

  Car & driver
  Family travel allowance of 80,000 euros per year
  Health Insurance for you and your family
  Life and Disability Insurance
  Relocation assistance in move to Paris (including two months base salary for incidental expenses)
  Discount at brand boutiques

Made in two original copies on May 14, 2001